Exhibit 99.1

Notice of Redemption

for

Deutsche Bank Capital Funding Trust IX

Wilmington, Delaware, U.S.A.

46,000,000 6.625% Noncumulative Trust Preferred Securities

(Liquidation Preference Amount USD 25 per Trust Preferred Security)

ISIN US25153Y2063

WKN DB5S5K

CUSIP 25153Y206

NYSE SYMBOL: DTT

Common Code 031237912

The Regular Trustees and the Property Trustee of Deutsche Bank Capital Funding Trust IX have been notified that on 20 February 2015, Deutsche Bank AG will redeem its Initial Debt Securities and Deutsche Bank Capital Funding LLC IX will redeem its Class B Preferred Securities. We therefore hereby give notice that subject to receipt of the Redemption Price in full by the Property Trustee, the 46,000,000 6.625% Noncumulative Trust Preferred Securities, issued by Deutsche Bank Capital Funding Trust IX on 20 July 2007, will be redeemed on 20 February 2015 at their liquidation preference amount of USD 25 per Trust Preferred Security – plus any accrued and unpaid Capital Payments for the current Payment Period to but excluding the redemption date. All regulatory preconditions are met.

20 January 2015	Deutsche Bank Capital Funding Trust IX